SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       _________________________________


                                SCHEDULE 13E-3

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                           JAYARK CORPORATION
                          (Name of the Issuer)

                           JAYARK CORPORATION
                             J MERGER CORP.
                            J ACQUISITION CORP.
                    ------------------------------------
                    (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $ .01 PER SHARE
                   ----------------------------------------
                      (Title of Class of Securities)

                                472070200
                    -------------------------------------
                    (CUSIP Number of Class of Securities)

David Koffman                          Robert C. Nolt
CEO of Jayark Corporation              CFO of Jayark Corporation
300 Plaza Drive                        300 Plaza Drive
Vestal, New York 13850                 Vestal, New York 13850
(607) 729- 9331                          (607) 729- 9331
------------------------------------------------------------------
(Name, Address and Telephone Numbers of Persons Authorized to Receive
 Notices and Communications on Behalf of Person(s) Filing Statement)

                               With copy to:

James P. Jalil, Esq.
Shustak Jalil & Heller
545 Madison Avenue, 15th Floor
New York, New York 10022
(212) 688-5900

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A(Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c)
(Section 240.13.e-3(c)) under the Securities Exchange Act of 1934, as amended (the "Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [_] A tender offer.
d. [_] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results o the transaction: [_]

     Transaction Valuation*            Amount of Filing Fee**
     ----------------------            ----------------------
           $ 143,650                         $ 14.37

---------------
     * Based upon the product of 359,123 shares of common stock and the merger consideration of $ .40 per share, or $ 143,650.
     **The filing fee, calculated in accordance with Rule 0-11(b) of the Act, equals 1/50 of 1% of the transaction valuation.

   [X] Check the box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $ 28.73
         Form or Registration No.:   Schedule 14A
         Filing Party:              Jayark Corporation
         Date Filed:                February 5, 2003



Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the merger of J Merger Corp. into Jayark Corporation; (ii) passed on the merits or fairness of the merger or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.


                   SECTION 13E-3 TRANSACTION STATEMENT

                              INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") by Jayark Corporation, a Delaware corporation ("Jayark"), J Merger Corp., a Delaware corporation ("Merger Corp."), and J Acquisition Corp., a Nevada corporation ("Parent"). Each of Jayark, Merger and Parent are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Parent, Merger Corp. and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Parent or Merger Corp., is referred to as the "Acquisition Group".

Pursuant to an Agreement and Plan of Merger dated as of February 3, 2003 (the "Merger Agreement"), by and among Jayark, Merger Corp. and Parent, Merger Corp. will merge into Jayark
(the "Merger"). As a result of the Merger, each outstanding share of Jayark common stock, par value $ .01 per share, will be cancelled and converted into the right to receive $ .40 in cash, other than any outstanding shares of common stock held by stockholders who perfect their appraisal rights under Delaware law or any outstanding shares of common stock beneficially owned by a Filing Person or the Acquisition Group. After the Merger, Jayark will be a privately held corporation, 100% of which will be beneficially owned by Parent.

Concurrently with the filing of this Schedule 13E-3, Jayark is filing a preliminary proxy statement (the "Proxy Statement") pursuant to
Section 14A of the Act, pursuant to which the Jayark board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.


ITEM 1. SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING

ITEM 2. SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002

      (a) Name and Address of the Subject Company. Jayark is the subject company. The information set forth in the Proxy Statement under the caption "THE PARTIES" is incorporated herein by reference.


      (b) Securities. The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          VOTING OF SHARES
          PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

      (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "PER SHARE MARKET PRICE AND
DIVIDEND INFORMATION" is incorporated herein by reference.

      (d) Dividends.  The information set forth in the Proxy
Statement under the caption "PER SHARE MARKET PRICE AND DIVIDEND
INFORMATION" is  incorporated herein by reference.

      (e) Prior Public Offerings.  Not applicable

      (f) Prior Stock Purchases. Not applicable


ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

      (a)-(c) Name and Address of Filing  Persons;  Business and
Background of Entities and Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

THE PARTIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Directors and Executive Officers of Jayark. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of Jayark. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number is 300 Plaza Drive, Vestal, New York, 13850,
(607) 729-9331.

                  Present Principal Occupation or Employment and
Name            of Material Positions Held During the Past Five Years
---------       ----------------------------------------------------
David Koffman     David Koffman has served as Chairman, President,
                  Chief Executive Officer and a Director of Jayark since 1988.

Frank Rabinovitz  12610 West Airport Blvd, Suite 150, Sugar Land,
                  TX 77487

                  Frank Rabinovitz was elected Executive Vice
                  President, Chief Operating Officer and Director of the Company in 1989. In addition, he is the President of the Company's audiovisual subsidiary and has served in this capacity for more than fifteen years, as well as in various other executive and management capacities since 1980.

Jeffrey Koffman   1775 Broadway,Suite 604, New York, NY 10019

			Jeffrey Koffman was elected director of the Company
                  in 1999. Mr. Koffman has served as a Director of Apparel America, Inc. since June 1995 and Executive
                  Vice President of Apparel America, Inc. from June
                  1994 to February 1996. Mr. Koffman was appointed President of Apparel America, Inc. in February 1996.

Robert C. Nolt    Robert Nolt has served as Chief Financial Officer
                  and Director of the Company since 1998. In addition, Mr. Nolt is Chief Financial Officer of Binghamton
                  Industries, Inc., a company controlled by the principal shareholders of the Company. Prior to joining the Company, Mr. Nolt was Vice President of Finance of RRT Recycle America, Inc.

Richard Ryder    313 Woodspring Lane, Greenville, NC 27834

                 Richard Ryder was elected Director of the Company in 2001. Dr. Ryder has been a practicing physician in the Binghamton, NY area for the past 24 years.

Paul Garfinkle   2001 S.E. Sailfish Point Blvd., #106, Stuart,
                 FL 34996

                 Paul Garfinkle was elected Director of the Company in 2001. Mr. Garfinkle is currently a business consultant, having retired from BDO Seidman, LLP, where he has been employed for 36 years and was an audit partner for 26 years.

Arthur Cohen     1270 Avenue of the Americas, New York, NY 10020

                 Arthur Cohen was elected Director of the Company in 1990. Mr. Cohen has been a real estate developer and investor for more than eleven years. Mr. Cohen is a Director of the Arlen Corporation.

Directors and Executive Officers of Parent. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of the directors and executive officers of Parent. Each persons identified below is a United States citizen, and each person's principal address and telephone number are 300 Plaza Drive, Vestal, New York, 13850, (602) 729- 9331.

                     Present Principal Occupation or Employment and
Name                 Material Positions Held During the Past Five Years
-----------------   ---------------------------------------------------
David Koffman       Chairman of the Board of Directors, President and
                    Chief Executive Officer of Jayark. See description under Jayark above.

Robert C. Nolt      Chief Financial Officer and Director of Jayark.
                    See description under Jayark above.


None of the persons specified in Item 1003(b)-(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, no person specified in
Item 1003(b)-(c) of Regulation M-A was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

      (a) Material Terms.

          (1) Tender Offers. Not Applicable.

          (2)Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

               SUMMARY TERM SHEET
               QUESTIONS AND ANSWERS ABOUT THE MEETING
               VOTING OF SHARES
               SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT APPENDIX A - THE AGREEMENT AND PLAN OF MERGER, dated as of February 3, 2003, by and between Jayark
               Corporation, J Merger Corp. and J Acquisition Corp.

      (b) Purchases. Not Applicable.

      (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          SPECIAL FACTORS - THE EFFECTS OF THE MERGER

      (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          DISSENTERS' AND APPRAISAL RIGHTS

      (e) Provisions For Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons, or to obtain counsel or appraisal services at the expense of the Filing Persons.

      (f) Eligibility for Listing or Trading. This transaction does not involve the offer of securities of the Filing Persons in exchange for equity securities held by unaffiliated security holders of Jayark.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS REGULATION M-A ITEM 1005

      (a) Transactions.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          THE EFFECTS OF THE MERGER - EFFECTS ON AFFILIATES

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          THE EFFECTS OF THE MERGER

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-BACKGROUND OF THE MERGER PROPOSAL" is incorporated herein by reference.

      (d) Conflicts of Interest.  Not Applicable.

      (e) Agreements Involving The Subject Company's Securities.
There are not agreements, arrangements or understandings between the Filing Persons and any other person with respect to any securities of Jayark. Parent has agreed to take all of its shares in Jayark in favor of the merger. The information set forth in the Proxy Statement under the caption "VOTING OF SHARES" is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

      (a) Purposes.  Not Applicable.

      (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          THE EFFECTS OF THE MERGER
          THE MERGER AGREEMENT

      (c) (1)-(8) Plans.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          THE EFFECTS OF THE MERGER
          CONDUCT OF JAYARK'S BUSINESS AFTER THE MERGER
          EFFECT ON STOCKHOLDERS
          THE MERGER AGREEMENT

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013

      (a) Purposes.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
          THE MERGER PROPOSAL
          CONDUCT OF JAYARK'S BUSINESS AFTER THE MERGER

      (b) Alternatives.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
          THE MERGER PROPOSAL

      (c) Reasons.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          QUESTIONS AND ANSWERS ABOUT THE MEETING
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
          THE MERGER PROPOSAL
          PARENT'S DETERMINATION OF FAIRNESS OF THE MERGER PROPOSAL CONDUCT OF JAYARK'S BUSINESS AFTER THE MERGER
          REASONS FOR THE MERGER

      (d) Effects.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
          THE MERGER PROPOSAL
          THE EFFECTS OF THE MERGER
          EFFECT OF THE MERGER PROPOSAL ON JAYARK UNAFFILIATED
          STOCKHOLDERS
          EFFECT OF THE MERGER PROPOSAL ON JAYARK

ITEM 8. FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014

     Each of the filing persons believes that the merger and its terms, as proposed, are fair to the stockholders of Jayark
(other than the Acquisition Group).

      (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER PROPOSAL
          PARENT'S DETERMINATION OF FAIRNESS OF THE MERGER PROPOSAL

      (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
          THE MERGER PROPOSAL
          PARENT'S DETERMINATION OF FAIRNESS OF THE MERGER PROPOSAL

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET - VOTE REQUIRED
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          VOTING OF SHARES
          THE MERGER AGREEMENT - CONDITIONS TO THE COMPLETION OF
          THE MERGER

     The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Rather, the transaction is structured to require the approval by the affirmative vote of at least a majority of the outstanding shares of Jayark common stock, and

      (d) Unaffiliated Representative. The directors who are not employees of Jayark have not retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

      (e) Approval of Directors. The Board of Directors of Jayark unanimously approved the Merger Proposal.

      (f) Other Offers. No firm offers, other than in conjunction with the merger, of which the Board of Directors of Jayark is aware have been made by an unaffiliated person during the preceding two years for (i) the merger or consolidation of Jayark into or with such person, (ii) the sale or other transfer of all or any substantial part of the assets of Jayark, or (iii) the purchase of a number of shares of common stock that would enable the holder thereof to exercise control of Jayark.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-1 ITEM 1015

      (a) Report, Opinion or Appraisal. The Board of Directors of Jayark has received the opinion of Kirlin Securities, Inc. subject to certain factors set forth in the opinion, that the cash consideration of $.40 per share (other than the officers and directors of Jayark and their affiliated persons and entities) is fair, from a financial point of view, to the Public Stockholders.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. Kirlin Securities, Inc. The information set forth in the Proxy Statement under the following captions is incorporated by reference:

	APPENDIX B - WRITTEN OPINION OF KIRLIN SECURITIES, INC.

      (c) Availability of Documents.  Not Applicable.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-1 ITEM 1007

      (a) - (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET - SOURCES OF FUNDS; FINANCING OF THE
          MERGER
          SPECIAL FACTORS - FINANCIAL EFFECTS OF THE MERGER;
          FINANCING OF THE MERGER

      (c) Expenses. The information set forth in the Proxy
Statement under the following caption is incorporated herein by reference

          REASONS FOR MERGER

      (d) Borrowed Funds.  Not applicable.

     Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
REGULATION M-A ITEM 1008

      (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

      (a) Securities Transactions.  Not applicable


ITEM 12. THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012

      (a) Solicitation or recommendation.  Not Applicable.

      (b) Reasons.  Not Applicable.

      (c) Intent to Tender.  Not Applicable.

      (d) Intent To Tender Or Vote In A Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY TERM SHEET - VOTE REQUIRED
          VOTING OF SHARES
          THE EFFECTS OF THE MERGER - EFFECTS ON UNAFFILIATED
          STOCKHOLDERS
           RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
           THE MERGER PROPOSAL
           PARENT'S DETERMINATION OF FAIRNESS OF THE MERGER PROPOSAL

      (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

       SUMMARY TERM SHEET- RECOMMENDATION OF THE BOARD OF DIRECTORS RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER
 PROPOSAL
          PARENT'S DETERMINATION OF FAIRNESS OF THE MERGER PROPOSAL

ITEM 13. FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010

      (a) Financial Information. The information contained in the Consolidated Financial Statements included in Jayark's Annual Report on Form 10-K for the fiscal year ended April 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended
October 31, 2002 is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY FINANCIAL INFORMATION - SUMMARY HISTORICAL
          FINANCIAL INFORMATION OF JAYARK

Ratio of Earnings to Fixed Charges

             Six Months
             Ending                   Twelve Months Ending
             10/31/02       04/30/02 04/30/01   04/30/00 04/30/99 04/30/98

Earnings     $87,113        $16,587  ($371,724) $439,949 $738,970  $441,647

Fixed
Charges      $52,947        $115,148  $140,134    $97,878 $283,165 $365,655

Ratio of
Earnings to
Fixed
Charges      1.65           .14       (2.65)       4.50    2.61     1.21



      (b) Pro Forma Information. Not applicable


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

      (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - BACKGROUND OF THE MERGER PROPOSAL
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF
          THE MERGER PROPOSAL

(b) Employees  and  Corporate Assets.  Not applicable


ITEM 15. ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011

      (a) Agreements, regulatory requirements and legal proceedings. Not Applicable.

      (b) Other Material Information.  The entirety of the Proxy
Statement, including all Appendices thereto, is incorporated herein by reference.


ITEM 16.      EXHIBITS.
REGULATION M-A ITEM 1016

Exhibit No.    Description
-----------    -----------------------------------------------------
(a)(1)         Preliminary Proxy Statement filed with the Securities
               and Exchange Commission on February 4, 2003 incorporated herein by reference to the Proxy
               Statement)

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement
              (incorporated herein by reference to the Proxy
               Statement).

(a)(3) Letter to Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement
              (incorporated herein by reference to the Proxy
              Statement).

(a)(4) Notice of Special Meeting of Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(f)           Section   262  of   the  Delaware   General  Corporation
              Law (incorporated herein by reference to Appendix C to the Proxy Statement).

















                                  SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2003

                                             JAYARK CORPORATION


                                    By:
                                             ------------------
                                    Name:    /s/ David L. Koffman
                                    Title:   Chief Executive Officer



                                             J MERGER CORP.


                                    By:
                                             -------------------------
                                    Name:    /s/ David L. Koffman
                                    Title:   President


                                             J ACQUISITION CORP.


                                    By:
                                             ----------------------
                                    Name:    /s/ David L. Koffman
                                    Title:   President